ELMCORE SECURITIES LLC

Schedule I
Statement of Net Capital
For the Year Ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Member's Equity, December 31, 2016	$ 425,872	$ 425,872	0
Less: Non-Allowable Assets:			
Other Assets	40,833	40,833	0
Tentative Net Capital	385,039	385,039	0
Haircuts	0	0	0
Net Capital	385,039	385,039	0
Minimum Net Capital	5,000	5,000	0
Excess Net Capital	380,039	380,039	0
Aggregate Indebtedness	$ 45,344	$ 45,344	0
Ratio of Aggregate Indebtedness to Net Capital	0.12	0.12	

There were no differences between the results of the audit and the Focus report as of December 31, 2016.